FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______         Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Extends Strike Length of Iceberg Ten-Fold to 550m With 375m Step-Out North & 110m Step-Out South, Intercepts 19.6 g/t Au Over 5.25m & 21.7 g/t Au Over 4.45m

VANCOUVER, Britsh Columbia--(BUSINESS WIRE)--May 31, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 13 diamond drill holes that were completed as part of a follow-up drill program at the new Iceberg discovery, a high-grade zone located 300m northeast of Keats Main along the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Iceberg and Iceberg East Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1217[1]	206.15	211.40	5.25	19.63	Iceberg
Including	206.15	207.05	0.90	107.50
NFGC-23-1222[1]	98.60	105.20	6.60	12.36	Iceberg
Including	98.60	99.00	0.40	42.80
Including	103.85	104.70	0.85	63.05
NFGC-23-1285[1]	78.00	82.45	4.45	21.70	Iceberg East
Including	79.45	80.25	0.80	115.95

Table 1: Iceberg Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70-95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  A 375m step-out east-northeast of the recently discovered Iceberg Zone intercepted 21.7 g/t Au over 4.45m in NFGC-23-1285 just 54m from surface. This eastern extension located along the Keats-Baseline Fault Zone (“KBFZ”) is named “Iceberg East” and is interpreted to connect to Iceberg (Figures 1-5). NFGC-23-1285 is located 500m east of the Appleton Fault Zone (“AFZ”) making it the easternmost, highest-grading hole ever drilled along the AFZ, significantly expanding the known extent of mineralization that can be found along the AFZ “damage zone.”
  A 110m step-out west-southwest of the Iceberg Zone intercepted 19.6 g/t Au over 5.25m in NFGC-23-1217 at a vertical depth of 137m, making it the deepest high-grade intercept into the Iceberg Zone to date. Together with hole NFGC-23-1285, the Iceberg-Iceberg East zone is now drill-defined over a 550m strike length, representing a ten-fold increase compared to the previously known extent of mineralization (April 4, 2023).
  A 50m step down-dip of the previously reported interval of 15.3 g/t Au over 10.75m in NFGC-22-1084 (March 1, 2023) at Iceberg intercepted 12.4 g/t Au over 6.60m in NFGC-23-1222, demonstrating strong continuity of high-grade.
  The Iceberg Zone is defined by several high-grade intervals such as 49.7 g/t Au over 29.85m in NFGC-23-1120 (March 13, 2023), 72.2 g/t Au over 9.65m in NFGC-23-1100 (March 1, 2023), and 35.6 g/t Au over 10.65m in NFGC-23-1141(April 4, 2023) that are hosted by the KBFZ, the same structure that hosts the Keats Main Zone. Between Iceberg and Keats, the KBFZ now has a defined mineralized strike length of 1.8km.
  Iceberg and Iceberg East remain open in all directions and drilling is ongoing to expand along strike and to depth with several intervals currently pending assay results.

Greg Matheson, COO of New Found, stated: “In the early days of the Queensway discovery at Keats Main, we took a very methodical approach to exploration, utilizing small step-outs to track mineralization and fully understand the structure along the Keats-Baseline Fault Zone (“KBFZ”). At Iceberg, the perceived fault-displaced eastern extension of Keats Main located along the KBFZ, we have taken a decidedly different approach, implementing more aggressive step-outs with the goal of more quickly grasping the scale of structure and mineralization. We now know Iceberg has a defined strike length of 550m. This is within the overall Keats-Iceberg KBFZ corridor that has a defined strike length of over 1.8km, where it remains open.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1063[4]	104.20	110.00	5.80	1.27	Iceberg
NFGC-23-1132[4]	165.55	167.60	2.05	1.34	Iceberg
NFGC-23-1161[1]	74.00	76.35	2.35	1.07	Iceberg
And[1]	86.00	94.45	8.45	2.40
And[4]	112.00	114.00	2.00	1.15
NFGC-23-1212	No Significant Values				Iceberg
NFGC-23-1217[4]	90.00	94.00	4.00	1.95	Iceberg
And[4]	101.00	103.80	2.80	5.30
Including	101.55	102.35	0.80	18.25
And[1]	206.15	211.40	5.25	19.63
Including	206.15	207.05	0.90	107.50
NFGC-23-1222[1]	91.05	93.70	2.65	3.73	Iceberg
Including	93.30	93.70	0.40	17.20
And[1]	98.60	105.20	6.60	12.36
Including	98.60	99.00	0.40	42.80
Including	103.85	104.70	0.85	63.05
NFGC-23-1229	No Significant Values				Iceberg
NFGC-23-1236[1]	43.75	45.90	2.15	1.84	Iceberg
And[1]	51.60	54.50	2.90	2.36
Including	52.10	52.45	0.35	14.71
And[3]	69.50	72.60	3.10	2.26
And[4]	105.65	108.10	2.45	1.05
And[4]	137.05	139.95	2.90	1.10
And[4]	150.75	152.75	2.00	1.94
NFGC-23-1249[3]	387.85	390.40	2.55	1.48	Iceberg
NFGC-23-1262	No Significant Values				Iceberg East
NFGC-23-1277[3]	149.60	154.00	4.40	1.23	Iceberg East
NFGC-23-1285[1]	78.00	82.45	4.45	21.70	Iceberg East
Including	79.45	80.25	0.80	115.95
NFGC-23-1287[2]	18.00	20.40	2.40	1.57	Iceberg East

Table 2: Summary of composite results reported in this press release for Iceberg and Iceberg East

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170-95%, 240-70%, and 310-40 of reported intervals.4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1063	158	-45	140	658234	5427800	Iceberg
NFGC-23-1132	300	-45	398	658415	5427610	Iceberg
NFGC-23-1161	300	-45	209	658428	5427775	Iceberg
NFGC-23-1212	300	-45	410	658462	5427583	Iceberg
NFGC-23-1217	299	-45.5	335	658437	5427683	Iceberg
NFGC-23-1222	299	-45.5	269	658494	5427796	Iceberg
NFGC-23-1229	300	-45	434	658405	5427558	Iceberg
NFGC-23-1236	300	-45	254	658485	5427829	Iceberg
NFGC-23-1249	300	-45	452	658492	5427624	Iceberg
NFGC-23-1262	299	-45.5	135	658614	5427984	Iceberg East
NFGC-23-1277	300	-45	261	658720	5427867	Iceberg East
NFGC-23-1285	299	-45.5	326	658798	5428053	Iceberg East
NFGC-23-1287	299	-45.5	186	658707	5428047	Iceberg East

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 60,800m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

New Found submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated May 31, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $60 million as of May 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: May 31, 2023	By:	/s/ Collin Kettell
Chief Executive Officer